Exhibit 99.1

February 14, 2025 Q4 & Full Year 2024 + 2025 Outlook Q4 & FULL YEAR 2024 + 2025 OUTLOOK 1

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 2 Vice President, Investor Relations Louis Tonelli

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 3 Forward Looking Statements Certain statements in this presentation and accompanying document constitute "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") . Any such forward - looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes . Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact . We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward - looking statements . The following table identifies the material forward - looking statements contained in this presentation and accompanying document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward - looking statements . Readers should also consider all of the risk factors which follow below the table : Material Potential Risks Related to Applicable Forward - Looking Statement Material Forward - Looking Statement Light vehicle sales levels Production disruptions, including as a result of labour strikes Supply disruptions Free trade arrangements and tariffs Relative currency values Commodities prices Availability and relative cost of skilled labour Light Vehicle Production Same risks as for Light Vehicle Production above North American electric vehicle program deferrals, cancellations and volume reductions The impact of elevated interest rates and availability of credit on consumer confidence and in turn vehicle sales and production The impact of deteriorating vehicle affordability on consumer demand, and in turn vehicle sales and production Alignment of our product mix with production demand Customer concentration Uncertain pace of EV adoption Shifts in market shares among vehicles or vehicle segments Shifts in consumer "take rates" for products we sell Consolidated/Total Sales Segment Sales Same risks as for Consolidated/Total Sales and Segment Sales above Successful execution of critical program launches Operational underperformance Product warranty/recall risks Restructuring costs Impairments Inflationary pressures Our ability to secure cost recoveries from customers and/or otherwise offset higher input costs Price concessions Risks of conducting business with newer EV - focused OEMs Commodity cost volatility Scrap steel price volatility Higher labour costs Tax risks Acquisition integration and synergies Adjusted EBIT Margin, Free Cash Flow, Interest Expense, net, CapEx / Sales, Adjusted Net Income Attributable to Magna, Target Leverage Ratio / Adj . Debt to Adj . EBITDA, Capital Allocation, Dividend Growth, Ability to Repurchase Shares and Relative Spending on Investment and Capital Return Same risks as Adjusted EBIT Margin, Free Cash Flow, Interest Expense, net, CapEx /Sales, Net Income Attributable to Magna, Target Leverage Ratio / Adj . Debt to Adj . EBITDA, Capital Allocation, Dividend Growth, Ability to Repurchase Shares and Relative Spending on Investment and Capital Return above Risks related to conducting business through joint ventures Risks of doing business in foreign markets Legal and regulatory proceedings Changes in laws Equity Income

# Forward Looking Statements (cont.)

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

**Macroeconomic, Geopolitical and Other Risks**
- threats to free trade agreements;
- international trade disputes;
- interest rates;
- geopolitical risks;

**Risks Related to the Automotive Industry**
- North American electric vehicle program deferrals cancellations and volume reductions;
- economic cyclicality;
- regional production volume declines;
- deteriorating vehicle affordability;
- uncertain pace of EV adoption
- intense competition;

**Strategic Risks**
- evolution of the vehicle
- evolving business risk profile;
- technology and innovation;
- investments in mobility and technology companies;

**Customer-Related Risks**
- customer concentration;
- market shifts;
- growth of EV-focused OEMs;
- risks of conducting business with newer EV-focused OEMs;
- dependence on outsourcing;
- customer cooperation and consolidation;
- consumer take rate shifts;
- customer purchase orders;
- potential OEM production-related disruptions;

**Supply Chain Risks**
- supplier claims;
- supply chain disruptions;
- regional energy supply and pricing;
- supply base condition;

**Manufacturing/Operational Risks**
- product launch;
- operational underperformance;
- restructuring costs;
- impairments;
- skilled labour attraction/retention;
- leadership expertise and succession;

**Pricing Risks**
- quote/pricing assumptions;
- customer pricing pressure/contractual arrangements;
- commodity cost volatility;
- scrap steel/aluminum price volatility;

**Warranty/Recall Risks**
- repair/replace costs;
- warranty provisions;
- product liability;

**Climate Change Risks**
- transition risks and physical risks;
- strategic and other risks;

**IT Security/Cybersecurity Risks**
- IT/cybersecurity breach;
- product cybersecurity;

**Acquisition Risks**
- inherent merger and acquisition risks;
- acquisition integration and synergies;

**Other Business Risks**
- joint ventures;
- intellectual property;
- risks of doing business in foreign markets;
- relative foreign exchange rates;
- returns on capital investments;
- financial flexibility;
- credit ratings changes;
- stock price fluctuation;

**Legal, Regulatory and Other Risks**
- legal and regulatory proceedings; and
- changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:
- discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
- set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F with the United States Securities and Exchange commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

4 Q4 & FULL YEAR 2024 + 2025 OUTLOOK MAGNA

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 5 All amounts are in U.S. Dollars Today's discussion excludes the impact of other expense (income), net ("Unusual Items") and amortization of acquired intangible assets. Please refer to the reconciliation of Non - GAAP measures in our press release dated February 14, 2025 for further information. "Organic", in the context of sales movements, means "excluding the impact of foreign exchange, acquisitions and divestitures". Weighted Sales Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production. Reminders

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 6 Chief Executive Officer Swamy Kotagiri

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 7 2024 Highlights

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 8 Financial Results – Q4 and Full Year 2024 FREE CASH FLOW ADJUSTED DILUTED EPS ADJUSTED EBIT CONSOLIDATED SALES $1,031M $1.69 $689M 6.50% $10.6B Q4 2024 ▲ 118% ▲ 27% ▲ 23% ▲ 120 bps ▲ 2 % YoY $1,058M $5.41 $2,329M 5.40% $42.8B FY 2024 ▲ $849M ▼ 1% ▲ 4% ▲ 20 bps - YoY

# Notable 2024 Accomplishments Driving Performance

## Financial Performance

- Weighted Sales Growth over Market of 1%
  - (2% excl. Complete Vehicles)
- Grew sales by 15% in China
  - ~60% of '24 sales to China-based OEMs
- Improved Adj. EBIT margins in all Operating Segments
- Returned $746 million to shareholders in the form of dividends and share repurchases

## Driving Innovation

- Won new business in key areas
  - Dedicated hybrid drives
  - Advanced interior cabin sensing systems
  - Hot stamping using advanced materials
  - Reconfigurable seat systems
- Selected for Automotive News PACE award for integrated driver & occupant monitor system
  - PACEpilot Innovation to Watch recognitions in Exteriors and Seating





Automotive News PACE™ AWARD 2024 WINNER

Automotive News PACE™ pilot 2024 INNOVATION TO WATCH

9 Q4 & FULL YEAR 2024 + 2025 OUTLOOK

MAGNA

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 10 Operational Excellence • Contributed ~40 bps to '24 margin improvement • 109 customer recognition awards • Implemented energy saving projects resulting in over $35M in cost savings People Focus • Graduated future leaders from inaugural Operational Management Accelerator Program • Named to Ethisphere's "World's Most Ethical Companies" list • Made Fortune's "World's Most Admired Companies" list (8th consecutive year) Notable 2024 Accomplishments Driving Performance

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 11 Executive Vice President & Chief Financial Officer Pat McCann

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 12 Q4 2024 Results

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 13 Q4 2024 Financial Results Adjusted EPS ($) $1.33 $1.69 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.00 $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 Q4'23 Q4'24 +27% Consolidated Sales ($Billions) $10.5 $10.6 0.0 0.1 0.1 0.1 0.1 0.1 0.1 0.1 $0.0 $2.0 $4.0 $6.0 $8.0 $10.0 Q4'23 Q4'24 +2% Adjusted EBIT Margin (%) 5.3% 6.5% 0.0% 1.0% 2.0% 3.0% 4.0% 5.0% 6.0% 7.0% Q4'23 Q4'24 +120 bps +2% GoM

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 14 Q4 2024 Financial Results Weighted Sales GoM 1 2% (1% excl. Complete Vehicles) Q4 2024 LV Production 2% Global 2% North America - 6% Europe 10% China 0% Magna Weighted 1 Weighted Sales Growth over Market ( GoM ) compares organic sales growth (%) to vehicle production change (%) after applying Magna geographic sales weighting, excludi ng Complete Vehicles, to regional production 2 Includes customer price increases to recover certain higher production input costs, favourable commercial items and net customer price concessions 3 Substantially the divestiture of our controlling interest in metalforming operations in India Consolidated Sales ($Millions) 2% 10,454 74 205 - 43 - 62 10,628 Q4 2023 Volumes, Launches & Other Complete Vehicles excl. FX Foreign Exchange Divestitures, Net of Acquisitions Q4 2024 2 3

# Q4 2024 Financial Results


Adjusted EBIT & Margin
($Millions and %)
5.3%
0.60%
0.40%
0.15%
0.05%
6.5%
$558
Note: bps changes are approximate
$689
Q4 2023
Discrete Items[1]
Equity Income
Operational
Volumes & Other
Q4 2024

[1] *Includes items from both Q4 2024 and Q4 2023. Represents the net change year over year.*

- Discrete Items[1]
  - Higher net favourable commercial items (+)
  - Higher net warranty costs (-)
  - Impacts of Chinese OEM insolvencies (-)
  - Higher restructuring costs not included in Unusual Items (-)
- Equity Income
  - Higher net favourable commercial items (+) *(with respect to certain equity-accounted entities)*
- Operational
  - Operational excellence activities driving productivity and efficiency improvements (+)
  - Higher net input costs (-)
  - Lower tooling contribution (-)
- Volumes & Other
  - UAW labour strike in Q4 2023 (+)
  - Recognition of previously deferred engineering revenue and costs on the cancellation of Complete Vehicle assembly program (+)
  - Higher net transactional foreign exchange gains (+)
  - Reduced earnings on lower sales (-)

15 Q4 & FULL YEAR 2024 + 2025 OUTLOOK

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 16 Q4 2024 Cash Flow and Investment Activities Free Cash Flow 1 ($Millions) 472 1,031 0 200 400 600 800 1,000 1,200 Q4'23 Q4'24 1 Free Cash Flow (FCF) is Cash from Operations plus Proceeds from normal course Dispositions of fixed and other assets minus Fixed Asset Additions and Increase in Investment in other assets Key Sources (uses) of cash (513) (119) Net Repayment of Debt (202) (2) Repurchase of Common Shares (133) (133) Dividends paid Q4 2024 Q4 2023 ($Millions) 896 660 Cash from Operations Before Changes in Operating Assets & Liabilities 1,014 918 Changes in Operating Assets & Liabilities 1,910 1,578 Cash from Operations (709) (944) Fixed Asset Additions (207) (189) Increase in Investments, Other Assets and Intangible Assets 37 27 Proceeds from Dispositions (879) (1,106) Investment Activities 1,031 472 Free Cash Flow 1

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 17 Maintaining Strong Balance Sheet Leverage Ratio (LTM, 31DEC24) ($millions) 7,193 Adjusted Debt 4,063 Adjusted EBITDA 1.77 Adjusted Debt / Adjusted EBITDA Total Liquidity (31DEC24) ($millions) 1,247 Cash 3,229 Available Term & Operating Lines of Credit 4,476 Total Liquidity Investment - grade ratings from Moody's, S&P, DBRS

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 18 Performance vs. Initial Outlook Expectations

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 19 Delivered on '24 Adj. EBIT Margin and Exceeded FCF Outlook Despite Sales Below Outlook Range • '24 sales shortfall mainly due to lower - than - expected industry production in key markets, negative customer and program mix • In response: negotiated commercial recoveries accelerated operational excellence and restructuring activities reduced capital spending • As a result, Adj. EBIT Margin within, FCF generation above initial Outlook ranges • Also delivered '23 results in line with initial expectations 2024 ACTUAL INITIAL FEBRUARY OUTLOOK ($Billions) 42.836 43.8 – 45.4 Sales 5.4% 5.4% – 6.0% Adjusted EBIT Margin 1.551 1.6 – 1.8 Adjusted Net Income 2.178 ~2.5 Capital Spending 1.058 0.6 – 0.8 Free Cash Flow

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 20 Lower Industry Production and Fisker Bankruptcy Impacted 2024 versus Initial Outlook 2024 LV Production vs. Initial 2024 Outlook +1% Global - 1% North America - 6% Detroit - based - 3% Europe +8% China - 1% Magna Weighted Consolidated Sales ($Billions) - 4% at midpoint - 1.0 - 0.4 - 0.7 0.1 0.2 42.8 Feb. 2024 Outlook Volumes, Launches & Other Fisker MB G - Class Pricing Complete Vehicles excl. MB G - Class Pricing and FX Foreign Exchange 2024 Actual 43.8 - 45.4

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 21 Self - Help Activities Largely Offset Sales Headwinds - 0.25% 0.10% - 0.50% - 0.10% 0.40% 0.05% 5.40% Feb. 2024 Outlook Fisker MB G - Class Pricing Volumes & Other Equity Income Discerete Items, Mainly Commercial Operational 2024 Actual Adjusted EBIT & Margin (%) Note: bps changes are approximate 5.4 - 6.0%

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 22 Consolidated Outlook

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 23 Tailwinds • Further margin contribution from Operational Excellence activities Continuous improvement activities Optimizing current operations Factory of the Future initiatives • Benefits of restructuring actions • Insourcing business to optimize capacity • Lower net engineering spend • Return to normal cadence of CapEx /Sales • Significant EV investments behind us Overview of 2025 Outlook (relative to '24) Headwinds • Macro Challenges Continued weak LVP Strong USD • Additional net input cost increases predominantly labour • Lower expected net favourable commercial items Driven by less industry volatility from OEM program recalibration

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 24 Financial Outlook – Key Assumptions Automotive Light Vehicle Production (millions of units) 2026 2025 2024 15.4 15.1 15.5 North America 17.0 16.6 16.9 Europe 30.8 29.7 30.7 China 0% '24 - '26 (2%) '24 - '25 Weighted GLVP CAGR U.S. Foreign Exchange Rates 2026 2025 2024 0.690 0.690 0.730 Cdn 1.030 1.030 1.082 Euro 0.137 0.137 0.139 RMB Acquisitions/Divestitures No material unannounced acquisitions/divestitures Impacts of potential tariffs not included in Outlook

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 25 Consolidated Sales • LVP down in North America and Europe in '25, flattish '24 - '26 • New and replacement program launches • Program EOPs in Complete Vehicles • Stronger US$ ($Billions) 42.8 42.8 2023 2024 Volumes, Launches & Other Complete Vehicles (CV) Foreign Currency Translation 2025F Volumes, Launches & Other Complete Vehicles (CV) 2026F 38.6 - 40.2 40.5 - 42.6 Organic Sales CAGR: - 1 to +2% (ex - CV: 0 to 3%) Note: represent midpoints Note: represent midpoints

5.2% 5.4% 2023 2024 Operational Lower Net Engineering Spend Volumes & Other Discrete Items 2025F 5.3 - 5.8% Equity Income ($M) 112 101 60 - 90 Q4 & FULL YEAR 2024 + 2025 OUTLOOK 26 Consolidated Adjusted EBIT Margin % • Operational Operational Excellence activities (+) Benefits of restructuring actions (+) Benefits of insourcing activities (+) Higher labour costs ( - ) Higher launch & new facility costs ( - ) • Lower net engineering spend (+) • Volumes & other Reduced earnings on lower sales ( - ) Incremental earnings on new program launches (+) • Discrete Items Lower net favourable commercial items ( - ) Lower warranty costs (+) Note: represent midpoints

2025F Volumes & Other Operational Lower Net Engineering Spend Discrete Items 2026F 5.3 - 5.8% 6.5 - 7.2 % Equity Income ($M) 60 - 90 65 - 110 Q4 & FULL YEAR 2024 + 2025 OUTLOOK 27 Consolidated Adjusted EBIT Margin % • Volumes & other Contribution on higher sales, including due to new launches (+) • Operational Operational Excellence activities (+) Benefits of restructuring actions (+) Benefits of insourcing activities (+) Higher labour costs ( - ) • Lower Net Engineering Spend (+) • Discrete Items Lower net favourable commercial items ( - ) Note: represent midpoints

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 28 Segment Outlook

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 29 Segment Sales & Adjusted EBIT Margin % 2023 2024 2025F 2026F 7.4 7.5 7.2 - 7.8 8.0 - 8.7 2023 2024 2025F 2026F 3.6 3.8 3.0 - 3.6 3.4 - 4.1 2023 2024 2025F 2026F 4.7 5.3 5.0 - 5.6 6.7 - 7.4 2023 2024 2025F 2026F 2.2 2.5 1.7 - 2.3 2.0 - 2.7 Adjusted EBIT Margin % Body Exteriors & Structures 2023 2024 2025F 2026F 17.5 17.0 15.7 - 16.3 16.8 - 17.6 '24 - ’26 - 1 to +2% CAGR Organic CAGR 1 to +3% Sales ($Billions) Power & Vision 2023 2024 2025F 2026F 14.3 14.1 - 14.5 15.2 - 15.7 15.4 Organic CAGR +1 to +3% '24 - ’26 - 1 to +1% CAGR Seating Systems 2023 2024 2025F 2026F 6.0 5.8 5.3 - 5.6 5.3 - 5.7 Organic CAGR - 2 to +1% '24 - ’26 - 4 to - 1% CAGR Complete Vehicles 2023 2024 2025F 2026F 5.5 5.2 4.0 - 4.3 3.7 - 4.1 Organic CAGR - 12 to - 7% '24 - ’26 - 16 to - 11% CAGR

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 30 Magna Excluding Complete Vehicles Sales & Adjusted EBIT Margin % 2023 2024 2025F 2026F 5.7 5.8 7.0 - 7.7 5.7 - 6.2 EBIT Margin (%) 2023 2024 2025F 2026F 37.3 37.7 36.8 - 38.5 34.6 - 35.9 Sales ($Billions) '24 - ’26 - 1 to +1% CAGR Organic CAGR 0 to +3%

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 31 Chief Executive Officer Swamy Kotagiri

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 32 Business Strategy

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 33 Guiding Principles • Culture of accountability with compensation aligned with short - term execution, long - term value creation • Solutions - oriented approach to building durable partnerships with OEMs • Investment decisions based on long - term ownership mindset Long - Term Ownership Mentality • Target meaningful or growing markets with stable or growing profit pools • Strong (or path towards) market positioning and profitable growth • Sustainable competitive advantage from differentiated technology and/or manufacturing capabilities • Exit businesses that do not align with portfolio criteria Portfolio Management • Maintain flexibility to navigate industry cyclicality and to invest for profitable growth • Preserve liquidity and solid investment grade credit ratings (Adj. Debt / Adj. EBITDA between 1.0 - 1.5x) Maintain Strong Balance Sheet • Disciplined approach to investments that support long - term free cash flow per share growth: 1. Invest for Profitable Growth: • Organic/inorganic investment in product capabilities, customer diversification, or geographic footprint 2. Return Capital to Shareholders: • Continued dividend growth over time • Repurchase shares with excess liquidity Capital Allocation Strategy

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 34 Invest for Profitable Growth Expect continued EBITDA growth and CapEx /Sales to normalize (2024 - 2026) 1 Percentage of cumulative spend on CapEx, Other Assets, Net M&A (including divestitures), Share Repurchases and Dividends 2 2025 to 2026 are based on mid - point of our sales outlook 2 2.1 2.5 3.0 3.5 3.3 4.0 4.3 4.4 3.9 3.0 3.6 3.1 3.7 3.8 4.3% 4.1% 3.4% 4.3% 5.0% 5.0% 5.1% 4.0% 3.7% 3.5% 3.8% 4.4% 5.8% 5.1% 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025F 2026F Adj. EBITDA CapEx % of Sales Mid 4% Low to Mid 4% ($ Billions) Capital Allocation (2011 – 2024) 1 CapEx 48% Other Assets 11% Net M&A 5% Share Repurchases 23% Dividends 12% ~$47B

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 35 Return Capital to Shareholders Dividend: ─ 15 th consecutive year of quarterly dividend increase ─ Quarterly dividend increased to $0.485/share Share Repurchases (since 2011): ─ Returned ~$10.8 billion to shareholders ─ ~40% reduction of shares December 31, 2010 to December 31, 2024 2 Investment cycle normalizing – planning to increase return of capital to shareholders ($ Millions) Capital Allocation (2011 – 2024) 1 CapEx 48% Other Assets 11% Net M&A 5% Share Repurchases 23% Dividends 12% ~$47B 236 252 284 316 354 385 400 448 449 467 514 514 522 539 407 40 1,020 1,783 505 904 1,271 1,831 1,289 203 517 780 13 207 643 292 1,304 2,099 859 1,289 1,671 2,279 1,738 670 1,031 1,294 535 746 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Dividends Repurchases 1 Percentage of cumulative spend on CapEx, Other Assets, Net M&A (including divestitures), Share Repurchases and Dividends. 2 Common Shares outstanding reduced from 485.1M (restated to account for March 2015 2:1 stock split, 242.6M pre - split) on Decembe r 31, 2010, to 282.9M on December 31, 2024.

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 36 Free Cash Flow ("FCF") Growth Per Share 1 1 FCF is Cash from Operating Activities plus proceeds from normal course dispositions of capital and other assets minus capital s pending minus investment in other assets. FCF per share is FCF/Average Diluted Shares Outstanding. 0.1 0.2 1.1 2022 2023 2024 2025F 2026F ($Billions) 0.8 - 1.0 ~$3.5 Billion 1.5+ FCF Generation 1 0.92 3.03 2.13 4.15 6.87 2.20 2.21 2011-2012 2013-2014 2015-2016 2017-2018 2019-2020 2021-2022 2023-2024 2026+ ($ per share) Average Annual FCF per Share (2011 – 2024) 1 / / Industry Challenges & Elevated Investment Cycle Well - positioned for EV transition, cost structure aligned to current volumes Expect to generate ~$3.5 billion in free cash flow (2024 - 2026)

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 37 Outlook Summary FREE CASH FLOW CAP EX/SALES ADJUSTED EBIT MARGIN CONSOLIDATED SALES $0.8 - $1.0B Mid 4% 5.3% - 5.8% $38.6 - $40.2B 2025 $1.5B+ Low to Mid 4% 6.5% - 7.2% $40.5 - $42.6B 2026

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 38 In Summary Strong Q4/24 results, including > $1 billion in FCF, despite continued challenging industry backdrop Operational excellence drives '24 margin performance, continued contributions in '25 and '26 Increased dividend for 15 th consecutive year, expect continued share repurchases during '25 Solid two - year Outlook , including strong margin expansion and FCF generation Remain Confident in Executing Plan and Driving FCF Growth

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 39

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 40 Appendix – Q4 2024 Results

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 41 Q4 2024 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 637 $ 28 $ 228 $ 381 Income Before Income Taxes 6.0% 3.6% % of Sales $ 124 $ 6 $ (29) $ 147 Income Tax Expense 19.5% 38.6% % of Pretax $ (31) $ - $ - $ (31) Income Attributable to Non - Controlling Interests $ 482 $ 22 $ 257 $ 203 Adjusted Net Income Attributable to Magna 1 $ 1.69 $ 0.08 $ 0.90 $ 0.71 Adjusted Diluted Earnings Per Share 1 Adjusted Net Income Attributable to Magna represents Net Income excluding Other expense (income), net and Amortization of Acquired Int ang ible Assets

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 42 Q4 2023 Reconciliation of Reported Results Adjusted (2) (1) Reported Excluding: (1) Other Expense (Income), Net and (2) Amortization of Acquired Intangible Assets $Millions, except for share figures $ 505 $ 31 $ 164 $ 310 Income Before Income Taxes 4.8% 3.0% % of Sales $ 95 $ 6 $ 77 $ 12 Income Tax Expense 18.8% 3.9% % of Pretax $ (27) $ - $ - $ (27) Income Attributable to Non - Controlling Interests $ 383 $ 25 $ 87 $ 271 Net Income Attributable to Magna $ 1.33 $ 0.09 $ 0.30 $ 0.94 Adjusted Diluted Earnings Per Share

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 43 Q4 2024 vs Q4 2023 Sales Performance vs Market Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported (1%) (1%) (3%) Body Exteriors & Structures 0% 0% 0% Power & Vision 6% 6% 6% Seating Systems 17% 17% 17% Complete Vehicles 2% 2% 2% TOTAL SALES 2% Unweighted Production Growth 0% Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 44 2024 vs 2023 Sales Performance vs Market Performance vs Weighted Global Production (Weighted GoM) Organic 1 Reported 0% (2%) (3%) Body Exteriors & Structures 6% 4% 8% Power & Vision (2%) (4%) (4%) Seating Systems (5%) (7%) (6%) Complete Vehicles 1% (1%) 0% TOTAL SALES 0% Unweighted Production Growth (2%) Weighted Production Growth 2 1 Organic Sales represents sales excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicles, to regional production

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 45 Q4 2024 vs Q4 2023 Segment Impact on Adjusted EBIT % of Sales Adjusted EBIT as a Percentage of Sales Adjusted EBIT Sales ($Millions) 5.3% $ 558 $ 10,454 4 th Quarter of 2023 Increase (Decrease) Related to: 0.9% $ 91 $ (111) Body Exteriors & Structures 0.0% $ 4 $ 11 Power & Vision 0.2% $ 23 $ 82 Seating Systems 0.0% $ 13 $ 201 Complete Vehicles 0.1% $ 0 $ (9) Corporate and Other 6.5% $ 689 $ 10,628 4 th Quarter of 2024

Geographic Sales
Q4 2024 vs Q4 2023


North America
$4.9B
$4.9B
Production 2%
Europe
$4.1B
$4.1B
Production (6%)
Asia
$1.7B
$1.7B
Asia Production 5%
China Production 10%
Rest of World
$141M
$140M
ROW Production 0%
South America Production 7%
Q4 2023
Q4 2024

46 Q4 & FULL YEAR 2024 + 2025 OUTLOOK

MAGNA

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 47 Q4 2024 Financial Results Change Q4 2024 Q4 2023 ($Millions, unless otherwise noted) 174 10,628 10,454 Sales 131 689 558 Adjusted EBIT 1 52 53 Interest Expense 132 637 505 Adjusted Pre - Tax Income (29) 124 95 Adjusted Income Taxes (4) 31 27 Income Attributable to Non - Controlling Interests 99 482 383 Adjusted Net Income Attributable to Magna 0.7 285.9 286.6 Diluted Shares Outstanding (millions of shares) 0.36 1.69 1.33 Adjusted Diluted EPS ($) 18.8% 19.5% 5.3% 6.5%

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 48 Leverage Ratio Q4 2024 ($Millions) $ 7,068 Debt per Balance Sheet 125 Credit Rating Agency Adjustments $ 7,193 Adjusted Debt $ 3,839 LTM EBITDA 224 Credit Rating Agency Adjustments $ 4,063 Adjusted EBITDA 1.77x Adjusted Debt / Adjusted EBITDA Ratio (Q4 2024)

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 49 Appendix - Outlook

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 50 Financial Outlook 2026 2025 ($Billions, unless otherwise noted) 16.8 – 17.6 15.2 – 15.7 5.3 – 5.7 3.7 – 4.1 15.7 – 16.3 14.1 – 14.5 5.3 – 5.6 4.0 – 4.3 Sales: • Body Exteriors & Structures • Power & Vision • Seating Systems • Complete Vehicles 40.5 – 42.6 38.6 – 40.2 Total Sales 6.5% – 7.2% 5.3% – 5.8% Adjusted EBIT Margin % 1 65M – 110M 60M – 90M Equity Income (included in EBIT) ~210M Interest Expense, net ~25% Income Tax Rate 2 1.3 – 1.5 Adjusted Net Income attributable to Magna 3 ~1.8 Capital Spending 1 Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales 2 Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation 3 Adjusted Net Income attributable to Magna represents Net Income excluding Other expense (income), net, and amortization of ac qu ired intangible assets, net of tax

Q4 & FULL YEAR 2024 + 2025 OUTLOOK 51